Free Writing Prospectus

VanEck Merk Gold Trust

2020-07-23 VanEck OUNZ Factsheet

0001546652

Pursuant to 433/164

333-238022

VANECK® MERK® GOLD TRUST (OUNZ)

THE GOLD ETF THAT DELIVERS

VANECK MERK GOLD TRUST (OUNZ)

VanEck Merk Gold Trust (the "Trust") seeks to provide investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold if and when desired.

VANECK MERK GOLD TRUST ADVANTAGE

LIQUIDITY	VanEck Merk Gold Trust Shares are listed and traded on NYSE Arca under the symbol "OUNZ".
DELIVERABILITY	VanEck Merk Gold Trust holds gold bullion in the form of allocated London Bars. It differentiates itself by providing investors with the option to take physical delivery of gold bullion in exchange for their shares.
CONVERTIBILITY	For the purpose of facilitating delivery VanEck Merk has developed a proprietary process for the conversion of London Bars into gold coins and bars in denominations investors may desire.
TAX EFFICIENCY	Taking delivery of gold is not a taxable event as investors merely take possession of what they already own: the gold.

GOLD DELIVERY: AS EASY AS 1-2-3*

1. Investor files a Delivery Application.
2. Investor instructs their broker to submit their OUNZ shares to take delivery of their gold.
3. Gold sent to Investor.


INVESTOR
OUNZ shareholder owns pro-rata share of gold held by VanEck Merk Gold Trust
VANECK MERK GOLD TRUST
VanEck Merk Gold Trust holds gold as allocated London Bars
Conversion
Investor has the option to take delivery of gold in exchange for their shares
Tax neutral to ship gold to investors
Coins and bars in denominations desired for delivery
Delivery

TRUST DETAILS

TICKER:	OUNZ	**EXPENSE RATIO:**	0.25
STOCK EXCHANGE:	NYSE Arca	**SPONSOR:**	Merk Investments LLC
CUSIP:	921078 101	**TRUSTEE:**	Bank of New York Mellon
INCEPTION DATE:	May 16, 2014	**CUSTODIAN:**	JPMorgan Chase Bank, N.A.

VANECK® MERK® GOLD TRUST (OUNZ)

OUNZ DELIVERS

OUNZ is the only gold ETF with a patented delivery process providing investors with the option to request delivery on any business day.

OUNZ's patented delivery process requires a short Delivery Application, *not* your passport, bank statement or utility bill, avoiding unnecessary complications or potential delays in processing your Delivery Application. This matters not only because it is convenient for investors during normal times, but puts in place a scalable delivery process during periods of high demand for deliveries.

If investors requesting delivery have delays on their end, OUNZ's delivery process provides a window of several days when shares may be submitted. At (855)MRK-OUNZ, our experienced staff is available to assist you to facilitate a successful delivery.

If you owned another gold ETF and some day decide you would rather hold coins in your home, you might sell the ETF and face a potential tax liability on the gain before you buy your coins. With OUNZ, because you own a pro-rata share of the gold, taking delivery of gold is not taxable. You simply take delivery of what you already own.

The U.S. Patent Office has granted Merk U.S. patent #8,626,641 in which we claim "the system and process are...highly scalable." In other words, the process is designed to handle a high volume of redemption requests regardless of market conditions.

MERK INVESTMENTS



Merk Investments LLC is a California based registered investment advisory firm founded by Axel Merk in 1994. Merk is a pioneer in providing uncorrelated returns and portfolio diversification.

Acting as the President and CIO, Axel Merk is a recognized expert on macro trends as well as an innovator in gold and currency investing. He is a sought-after speaker, contributor and author. Axel Merk holds a B.A. in Economics (*magna cum laude*) and a M.Sc. in Computer Science from Brown University.

Axel Merk puts his money where his mouth is, often investing alongside his clients. In the VanEck Merk Gold Trust he takes it a step further: Merk Investments is compensated in gold through OUNZ shares rather than cash. Merk in turn pays the Trust's operating expenses so that the Trust does not need to sell gold to operate.

The material must be preceded or accompanied by a prospectus (www.merkgold.com/prospectus). Before investing you should carefully consider the VanEck Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses. Please read the prospectus carefully before you invest.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

*A delivery applicant must submit a delivery application and payment for the processing and delivery fees to cover the cost of preparing and transporting the gold. The delivery of physical gold to applicants may take considerable time and the delay in delivery could result in losses if the price of gold declines. A share submission is irrevocable.

Please see the prospectus for a more detailed tax discussion on taking delivery of gold and consult with your tax advisor regarding your individual tax situation.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust. More about Merk Investments at www.merkinvestments.com.